UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                           IRON MOUNTAIN INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   462846 10 6
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 2 of 7 pages



1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Vincent J. Ryan


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                        (a)  [   ]
                                                                   (b)  [   ]


3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION


         Mr. Ryan is a citizen of the U.S.A.

NUMBER OF SHARES              5)         SOLE VOTING POWER
BENEFICIALLY                             Vincent J. Ryan:            8,911,364
OWNED BY EACH
REPORTING PERSON
WITH:                         6)         SHARED VOTING POWER
                                         Vincent J. Ryan:              578,299


                              7)         SOLE DISPOSITIVE POWER
                                         Vincent J. Ryan:           10,878,423


                              8)         SHARED DISPOSITIVE POWER
                                         Vincent J. Ryan:              578,299

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 3 of 7 pages


9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              Vincent J. Ryan: 11,456,722(1)

10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
              (See Instructions)     [_]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.0%

12)      Type of Reporting Person (See Instructions):

         IN


--------
(1) This figure consists of (a) 4,692,859 shares of Iron Mountain Incorporated ("Iron Mountain") Common Stock, $.01 par value ("Iron Mountain Common Stock") held by the Vincent J. Ryan Revocable Trust, dated December 24, 1987 ("Ryan 1987 Trust"); (b) 241,787 shares of Iron Mountain Common Stock held by the Carla E. Meyer Three-Year Retained Annuity Trust, dated August 4, 2003 ("Meyer 2003 Trust"); (c) 208,213 shares of Iron Mountain Common Stock held by the Carla E. Meyer Revocable Trust, dated December 7, 2001 ("Meyer 2001 Trust"); (d) 6,156,171 shares of Iron Mountain Common Stock held by Schooner Capital Trust ("Schooner Trust"); (e) 29,393 shares of Iron Mountain Common Stock that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options that become exercisable within 60 days of execution of this Schedule 13G; (f) 114,799 shares of Iron Mountain Common Stock registered in the name of The Schooner Foundation; and (g) 13,500 shares of Iron Mountain Common Stock registered in the name of Citibank, South Dakota, Trustee of the Ryan 1998 Issue Trust, all of which are deemed to be beneficially owned by Mr. Ryan, as set forth below. Subsequent to December 31, 2005, The Schooner Foundation made gifts of a total of 8,327 shares of Iron Mountain Common Stock on January 13, 2006 and 1,503 shares of Iron Mountain Common Stock on February 1, 2006. These gifts have not been deducted from the 114,799 shares of Iron Mountain Common Stock included herein as held by The Schooner Foundation, as they occurred subsequent to December 31, 2005.

As a result of a deferred compensation arrangement between Schooner Trust, as assignee of Schooner Capital LLC ("Schooner"), and C. Richard Reese relating to former services by Mr. Reese as President of Schooner, Mr. Reese shares beneficial ownership of 1,967,059 shares of Iron Mountain Common Stock with Schooner Trust. The deferred compensation arrangement relates to earlier services by Mr. Reese as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner Trust's sale or exchange of all or a portion of those 1,967,059 shares, after all other shares of Iron Mountain Common Stock held by Schooner have been sold, or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner Trust is required to transfer such shares (or portion thereof) to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner Trust has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese. Thus, Mr. Ryan has sole voting power and sole dispositive power with respect to 4,189,112 shares of Iron Mountain Common Stock held by Schooner Trust. Mr. Ryan also has sole dispositive power with respect to 1,967,059 shares

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                         Page 4 of 7 pages

Item 1(a)     Name of Issuer:
              Iron Mountain Incorporated

Item 1(b)     Address of Issuer's Principal Executive Offices:
              745 Atlantic Avenue, Boston, Massachusetts  02111

Item 2(a)     Name of Person Filing:
              Vincent J. Ryan

Item 2(b)     Address of Principal Business Office or, if none, Residence:
              Vincent J. Ryan, c/o Schooner Capital LLC, 745 Atlantic Avenue,
                       Boston, MA  02111

Item 2(c)     Citizenship:
              U.S.A.

Item 2(d)     Title of Class of Securities:
              Common Stock, $0.01 par value

Item 2(e)     CUSIP Number:
              462846 10 6

Item 3        If this Statement is being filed pursuant to Sections 240.13d-1
              (b), or 240.13d-2(b) or (c), check whether the filing person is a:

Not applicable.

      (a) / / Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)  / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

----------

of Iron Mountain Common Stock held by Schooner Trust pursuant to the terms of the deferred compensation arrangement described above. On August 3, 2005, the Meyer 2003 Trust transferred 110,457 shares of Iron Mountain Common Stock to the Meyer 2001 Trust. Ms. Meyer and Mr. Ryan are the trustees of the Meyer 2001 Trust. As such, they share voting and dispositive power. During the lifetime of Ms. Meyer, the Trustees shall only take action in accordance with the direction of Ms. Meyer.

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                          Page 5 of 7 pages

      (d)  / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (e) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (f) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)  / / An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);

      (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

      (g)  / / A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

      (a)   Amount beneficially owned: 11,456,722 shares(2)

      (b)   Percent of class: 9.0%

      (c)   Number of shares as to which such person has:

            (i)  Sole power to vote or direct the vote:
                    8,911,364

           (ii)  Shared power to vote or direct the vote:
                    578,299

          (iii)  Sole power to dispose or to direct the disposition of:
                    10,878,423

           (iv)  Shared power to dispose or to direct the disposition of: 578,299
--------

(2) See footnote 1, above.

                                  SCHEDULE 13G
CUSIP No. 462846 10 6                                         Page 6 of 7 pages

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2006
                                    /s/ VINCENT J. RYAN
                                    Vincent J. Ryan
                                    (Name)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the

                                  SCHEDULE 13G
CUSIP No. 46246 10 6                                           Page 7 of 7 pages


Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).